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                                                                       EXHIBIT 7

E-mail from James D. Dondero to the Board of Directors of Motient Corporation, dated October 4, 2005.

All,

As you know, the members of Motient's Executive Committee voted yesterday at a brief and hastily called Board meeting to delegate to themselves the full power to run the business and affairs of Motient, unless expressly prohibited by Delaware law or Motient's certificate of incorporation. I, of course, was not asked to serve on this newly empowered Executive Committee nor did the Board of Directors engage in any substantive discussions regarding the propriety of this decision.

Today's bloodless coup d'etat at Motient provides further evidence that the other members of the Board have effectively frozen me out of my role as a director of Motient - one to which I was elected by the stockholders of Motient. I find these actions to be especially troublesome in light of the fact that I also serve as a representative of Motient's largest institutional stockholder.

I am especially disappointed in the procedural manner in which the Board meeting was called and conducted. Board members were given notice on a Friday afternoon of a Board meeting to take place for the following Tuesday. No agenda was provided, even after I specifically requested one. No information relating to the subject matter was provided. After convening the meeting, the only topic for consideration at the Board meeting was the Executive Committee's secretive seizure of power. Even though I asked for a discussion about this proposal, no discussion was allowed. I then requested that the various committees report to the Board on the status of their projects and was told that there would be no such reports, even though at previous meetings it had been represented to the Board that these reports would be periodically given at these meetings. In the absence of discussion, the meeting was quickly adjourned.

I can only conclude that there were prior discussions among the Board members in attendance where this agenda and action was orchestrated without my knowledge and without my receipt of prior notice. Such clandestine actions only support my concerns about how Motient is being managed. Also, how can Board members adequately exercise their fiduciary duties when the requisite information about the company and the purpose and effect of various actions is not provided? How can the Board members exercise their fiduciary duties if they are provided with the opportunity to have a full and fair discussion about the proposals? Information and process are very important and the failure to allow the Board to function in an manner consistent with its duties cannot be in the best interests of Motient's stockholders.

Finally, I would note that the Board has not received copies of minutes for the meetings that have occurred over the last several months. In fact, I do not believe I have received drafts of minutes from the last eight Board meetings. The Board has a right to review these minutes and should approve these minutes as a matter of course. Please provide me with drafts of these minutes as soon as possible for my review and comment.


Jim Dondero